

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 27, 2007

Charles W. Ergen
Chairman and Chief Executive Officer
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112

      Re: EchoStar Holding Corporation
               Form 10-12B/A
               Filed December 26, 2007
               File No. 001-33807

Dear Mr. Ergen:

      We have reviewed your responses to our letter dated December 26, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 Information Statement

Adjustments to Pro Forma Combined Statements of Operations, page 51

1.   Please refer to adjustment (a). Disclose the fixed percentage and how the amount of the adjustment was determined. Also, disclose that the amount of the revenue will depend on the nature of the equipment sold to ECC and therefore, the adjustment is subject to change and you do not expect the change to be material. We note your proposed disclosures on pages 55 and 111.

<u>Management's Discussion and Analysis of Financial Condition, page 54</u>
<u>Executive Overview, page 54</u>
<u>Certain Intercompany Agreements, page 109</u>

2.   In both of these sections, please revise to add additional disclosure regarding the
        assumptions on which the Pro Forma Spin Adjustments in your Unaudited Pro
        Forma Combined and Adjusted Financial Information are based. Clearly state
        that the implied margins derived from the pro forma financial statements do not
        necessarily reflect the margins you will earn on sales to ECC in the future. Also
        discuss the "initial understanding" between you and ECC as to the pricing of
        various products and services, as mentioned in your response to our prior
        comment four of our letter dated December 26, 2007. Emphasize, if true, that
        such understandings are non-binding and that actual pricing will be determined
        based on ongoing negotiations as described elsewhere in the information
        statement. Finally, please confirm your understanding that you may be required
        to provide quantified disclosure of the margins, an average margin percentage or a
        range of margin percentages in future filings with the Commission pursuant to
        Item 404(a) of Regulation S-K or otherwise.

<u>Compensation Discussion and Analysis, page 92</u>

3.   We reissue comment six of our letter dated December 26, 2007. Please expand
        your CD&A disclosure to address how the ECC compensation committee's and
        Mr. Egren's consideration of the various factors resulted in the amounts each
        officer earned for each compensation element for the last completed fiscal year.
        As you have concluded that disclosure of ECC's CD&A and executive
        compensation tables for 2006 is required pursuant to Item 402 of Regulation S-K,
        please revise to provide enhanced disclosure about performance targets, any
        threshold, target and maximum amounts each executive officer may receive under
        each incentive plan, etc.

                                        *   *   *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or
Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions
regarding comments on the financial statements and related matters. Please contact John

Harrington, Attorney-Adviser, at (202) 551-3576 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Legal Branch Chief

cc: via facsimile (650) 461-5700
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP